Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
(Registration File No. 333-137980)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.
Set forth below is the transcript of a portion of the presentation made by Howard Lance, Chairman, President and Chief Executive Officer of Harris Corporation at the Credit Suisse Aerospace and Defense Finance Conference on December 5, 2006, which portion relates to the potential combination of the Microwave Communications Division of Harris Corporation and Stratex Networks, Inc.:
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication constitute “forward-looking statements.” Forward-looking statements in this release include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris’ Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris’ Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris’ Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris’ Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in “Risk Factors” under Item 1A. of Stratex Networks’ Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks’ other filings with the SEC (which may also be applicable to Harris’ Microwave Communication Division), which are available at http:// www.sec.gov . No person assumes any obligation to update the information in this document, except as otherwise required by law. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It
This communication is for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSCEPTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in Solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the acquisition when it becomes available.
Use of Non-GAAP Financial Measures
It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles (“GAAP”), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which in our view distort comparability of results). We have also provided earnings estimates in terms of adjusted earnings, excluding special items and transaction-related expenses. We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing. However, investors should note that non-GAAP measures involve judgments by management. We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information. A reconciliation of adjusted information to GAAP is included either on the slide where the information appears or in the appendix to this presentation. These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.
TRANSCRIPT
     “Let me close by talking a little bit about our Microwave Division. We’re in the process of implementing a transaction in the Microwave Business that’s going to really change the game in this business going forward.

     And that is that we are taking our microwave business and we are merging it with a public company, Stratex Networks, that is similarly focused on the global microwave market. We’re doing this to achieve several things.
     Number one, scale. Almost twice the revenue of our business will be achieved, and more than twice of our international revenue. And I’ll show you a few slides on that.
     We think that scale is going to not only allow us to drive significant top line growth, but to leverage a lot of the fixed cost required to serve this competitive market.
     And we will be able to offer a much broader product line. Again, that’s a theme you’ve heard now as I talk about our different businesses. We believe in moving into expanding markets, making sure you have adequate scale, and having as broad a product line as possible to be relevant to your customers. These two companies are largely complimentary in their product line, and so that offers a significant increase.
     The transaction overview is shown here, so we’ll put these two companies together. Harris will maintain a 56 percent ownership in the combined companies, which will be publicly traded on NASDAQ as Harris-Stratex Networks.
     We have a two-year standstill, beyond that it gives us flexibility to do what we think will maximize value from this investment for our shareholders, by either taking a larger position or taking a smaller position.
     So we expect the close of the transaction to be around mid January. The new company will be on the same fiscal year as Harris. We will consolidate all of its result as a majority controlling entity. And then eliminate out 44 percent as minority interest that we don’t want to own.
     This is a transaction that is creating value both for existing Stratex shareholders, as well as Harris shareholders. And will be immediately accreted to us, even in our partial fiscal year. The new and the partial fiscal year accreted in the fiscal year starting in 2008.
     The nine member board will be controlled with five members appointed by Harris. I will sit on the board. We’re appointing the CEO and the CFO. And, again, we expect this transaction to close around the middle of January.
     I talked about some key reasons we’re doing this. We’re competing, as you’ll see in a moment, with large global competitors. We have a very strong, significant position in North America, but not as strong a position internationally.
     Stratex Networks, on the other hand, is a 100 percent focused outside of the US, and so together we have a much stronger significant focus, a much broader product line to compete. As well as to utilize that sale to identify and take out what we think is about $35 to $40 million of cost synergy, both in product cost as well in overhead costs.
     Just taking a look at revenue, initially on the last twelve month basis would be about $600 million. But on a regional basis, you can see how the merging of the two companies will change some of the economics.

     We’re focused in North America with a $175 million in revenue in the last twelve months. They only have about a $11 million. But move to the Middle East and Africa, we roughly double our penetration where we’re both major players there. But you go to Eastern Europe and Russia, you go to Latin America, you go to Asia Pacific, they’re a much larger player, and so together we pick up significant scale.
     This is going to be a growth market for the next several years as investments are made, both to add network capacity in markets that are just developing, but also to expand capacity in developed markets for new audio and video mobile services.
     There are different aspects to what you need in a microwave radio just primarily for the back haul, that is voice data or video transmitting from the tower back onto core the network. It’s the predominant method of choice outside US for doing back haul.
     And, as you might guess, they utilize various sizes and frequency of radios, depending on how much data and or voice you want to transmit, and over what distance. The bottom line of this chart is that the combined company has offerings across the entire spectrum.
     And we’re expecting market growth in the eight to ten percent area. The bottom line is usually the economics in mergers like this. So what we have shown on this slide is the last twelve months’ performance of Harris Microwave segment and Stratex Network.
     The key point I would draw your attention to is individually operating margins in the five moving toward ten percent range. The combined company I believe is 15 percent operating income is very achievable, while at the same time achieving a double digit top line growth.
     And you can see, again, improvement in the gross margin. It’s going to drive a significant amount of that profit improvement by leveraging the supply chain to almost two-X of the volume, and taking advantage of Stratex’s outsourcing model.
     They have outsourced all of their manufacturing. We have outsourced only about 20 percent of our manufacturing to low cost producers, primarily in Asia. And so together we’ll be able to leverage that to a much lower cost supply chain.”

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